BD 4/2

cm 4/5

04018275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65820

FACING PAGE

MAR 30 2004

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOFFAT CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

765 N. ISLAND DRIVE
(No. and Street)

ATLANTA (City) GEORGIA (State) 30327 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SETH TWUM & CO P.C.
(Name – *if individual, state last, first, middle name*)

2971 FLOWERS RD, STE 148 (Address) ATLANTA (City) GEORGIA (State) 30341 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, DEMETRIOS HARALAMBUS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SETH TWUM & Co P.C., as of 24 MARCH, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sallie B. Pinkston
Notary Public, DeKalb County, GA
Commission Expires 5/5/07

Notary Public

Signature

Title ACCOUNTANT

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Moffat Capital LLC

Computation of Aggregate Indebtedness as at 31 December 2003

		$
Total Liabilities from Statement of Financial Condition		699.00
Drafts for immediate credit		0.00
Market Value of securities borrowed for which no equivalent value is paid or credted		0.00
Other unrecorded amounts		0.00
Total aggregate indebtedness		699.00
Percentage of aggregate indebtedness to Net Capital	(A/B)	8.24%
Total aggregate indebtedness	A	699.00
Net Capital	B	8,478.98

SETH TWUM
& Company, P.C.

2971 Flowers Rd. S., Suite 148, Atlanta, GA 30341
Tel: 770.451.1118 Fax: 770.451.6815

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Moffat Capital LLC
765 N. Island Drive
Atlanta
GA 30327

We have audited the accompanying balance sheet of Moffat Capital LLC as of December 31, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moffat Capital LLC of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I,II,III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seth Twum & Co PC

Seth Twum & Co. PC

Atlanta, Georgia

March 24, 2004

Moffat Capital LLC

Balance Sheet as at 31 December 2003

		$
ASSETS		
	Current Assets	9,877.62
	Bank	
	Moffat Capital - Minimum Capital	6,435.06
	Moffat Capital - Checking	2,742.56
	NASD CRD Account	700.00
	Other Assets	
	Organizational Expenses	576.00
TOTAL ASSETS		10,453.62
Liabilities & Equity		
	Current Liabilities	698.64
	Accounts Payable	698.64
	Equity	9,754.98
	Common Stock	12,000.00
	Investments	9,993.72
	Accumulated Loss	(8,260.00)
	Net Income	(3,978.74)
TOTAL LIABILITIES & ASSETS		10,453.62

Moffat Capital LLC

Income Statement for the Year Ended 31 December 2003

	$
Income	12,631.37
Consulting Fees	9,929.50
Management Income	2,250.00
Other Income	412.50
Interest Income	39.37
Expenses	16,610.11
Advertising	2,500.00
Bank Charges	129.35
Dues and Subscription	355.58
Entertainment	133.26
Legal Fees	798.00
Licenses & Permits	5,975.00
Management Fee	2,632.00
Office Supplies	773.45
Printing & Reproduction	1,474.46
Professional Development	160.00
Telephone	1,459.99
Travel	219.02
Net Loss for the Year	(3,978.74)

Moffat Capital LLC

Statement of Cashflows for the Year Ended 31 December 2003

	$
OPERATING ACTIVITIES	
Net Income	(3,978.74)
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Payable	698.64
Net Cash provided by Operating Activities	(3,280.10)
INVESTING ACTIVITIES	
Organizational Expenses	(576.00)
Net Cash provided by Investing Activities	(576.00)
FINANCING ACTIVITIES	
Owner's Capital	12,000.00
Investments	9,993.72
Retained Earnings	(8,260.00)
Net Cash provided by Financing Activities	13,733.72
NET CASH INCREASE FOR THE PERIOD	9,877.62
CASH AT THE END OF THE PERIOD	9,788.62

Moffat Capital LLC

Statement of Changes in Stockholders' Equity

31 December 2003

	$
Balance at the beginning of the year	(8,260.00)
Common Stock	12,000.00
Additional paid-in capital	9,993.72
Net lloss	(3,978.74)
Balance at the end of the year	9,754.98

Moffat Capital LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

31 December 2003

	$
Balance at the beginning of the year	0.00
Cash borrowings:	
1. from outsiders	0.00
2. Includes equity subordination	0.00
Securities borrowings, at market value:	
1. from outsiders	0.00
Pursuant to secured demand note collateral agreements:	
1. from outsiders	0.00
2. Includes equity subordination	0.00
Exchange memberships contributed for use of company, at market value	0.00
Accounts and other borrowings not qualified for net capital purposes	0.00
Balance at the end of the year	0.00

Moffat Capital LLC

Computation of Net Capital as at 31 December 2003

	$
Total Ownership equity from Statement of Financial Condition	9,754.98
Less	
Ownership Equity not allowable for Net Capital	0.00
Total Ownership Equity qualified for Net Capital	9,754.98
Add	0.00
Liabilities subordinated to claims of general creditors allowable in computation of net capital	0.00
Other deductions	0.00
Total capital and allowable subordinated liabilities	9,754.98
Total nonallowable assets from Financial condition	1,276.00
NASD CRD Account	700.00
Organizational Expenses	576.00
Net Capital	8,478.98

Moffat Capital LLC

Computation of Net Capital Reserve Requirement as at 31 December 2003

A	Minimum Net Capital Requirement	57.62
B	Minimum dollar net capital requirement	5,000.00
	Net Capital Requirement (Greater of A or B)	5,000.00

Minimum Capital Account information

South Trust Bank : Premium Chioce Investment Account

Balance at 31 December 2003	**$6,435.06**

Reconciliation of Net Capital and Net Capital Reserve Rquirement

Excess Net Capital	3,478.98
Net Capital	8,478.98
Net Capital Requirement	5,000.00
Excess Minimum Net Capital Investment	1,435.06
Net Capital Reserve Requirement	5,000.00
Minimum Capital Account	6,435.06